June 15, 2015

VIA EDGAR

Mr. Jonathan Gottlieb

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Cathay General Bancorp

Registration Statement on Form S-4

File No. 333-203091

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cathay General Bancorp (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-203091) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 11:00 a.m., New York City time, on June 17, 2015 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Brandon C. Price of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.  Please contact Mr. Price at (212) 403-1367 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

*          *           *

Sincerely,

Cathay General Bancorp

By:	/s/ Lisa L. Kim
Name:	Lisa L. Kim, Esq.
Title:	Senior Vice President, General
Counsel and Secretary

cc:                                Wachtell, Lipton, Rosen & Katz

Brandon C. Price, Esq.